Santa Maria Energy Corporation

2811 Airpark Drive

Santa Maria, California, 93455

March 12, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Santa Maria Energy Corporation
Amendment No. 2 Registration Statement on Form S-4
Filed February 25, 2014
File No. 333-192902

Ladies and Gentlemen:

Set forth below are the responses of Santa Maria Energy Corporation, a Delaware corporation (hereafter “us,” “we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 7, 2014 with respect to the Company’s Amendment No. 2 to the registration statement on Form S-4 filed with the Commission on February 25, 2014, File No. 333-192902 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the Staff’s convenience, we are also submitting a marked copy of Amendment No. 3 showing all changes made to the Registration Statement since Amendment No. 2 thereto.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold italicized text. All references to page numbers and captions correspond to the unmarked copy of the Amendment No. 3, unless otherwise indicated.

Form S-4 Amendment No. 1 filed February 25, 2014

Unaudited Pro Forma Consolidated Financial Data, page 33

Introductory Note

Securities and Exchange Commission

1.	We have read your response to prior comment 22 and understand that you have retained pro forma disclosure reflecting private equity financing as you expect to secure this financing prior to the effective date of your registration statement, although you also indicate that you will remove the disclosure prior to requesting effectiveness if you are not successful in this regard. Once you are certain of these arrangements, and have modified disclosures in all relevant sections of your filing to reflect and clarify the terms of any financing agreements obtained, we will recommence our review of these disclosures. Please also expand your disclosure to clarify the basis for your no conversion scenario, i.e. affirming that you have not been advised of any shareholders intention to convert, if true.

Response: We acknowledge the Staff’s comment and respectfully submit that, as of the date hereof, we have not secured agreements or commitments for any private equity financing. Accordingly, we have revised the Registration Statement to remove the pro forma disclosure reflecting private equity financing. In addition, we have modified disclosures in all relevant sections of the Registration Statement to reflect that we have not yet secured agreements or commitments for any private equity financing. We have also expanded our disclosure to clarify that no Hyde Park shareholders have informed us of their intention to convert their Hyde Park shares. Please see the disclosure on pages 34-40 and 184.

Exhibits

2.	We note that a number of exhibits remain to be filed. We refer you to prior comments 65 and 70 from our letter to you dated January 16, 2014.

Response: We acknowledge the Staff’s comment and have filed all remaining exhibits.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Keith Benson at (713) 546-7459.

Very truly yours, Santa Maria Energy Corporation

By:	/s/ David Pratt
David Pratt Chief Executive Officer and Director

cc:	Michael Dillard, Latham & Watkins LLP
Keith Benson, Latham & Watkins LLP
Todd Emmerman, Katten Munchin Rosenman LLP
Laurence Levy, Hyde Park Acquisition Corp. II